Winnebago Industries, Inc.
P.O. Box 152
Forest City, IA 50436

January 20, 2017

VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Winnebago Industries, Inc.
Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of Winnebago Industries, Inc. (the “Company”) and pursuant to the Securities Act of 1933, as amended (the “Act”), and the general rules and regulations under the Act, transmitted electronically for filing via EDGAR is the Company’s Registration Statement on Form S-3 with exhibits. This Registration Statement relates to the resale of 4,586,555 shares of the Company’s Common Stock issued to the selling shareholders identified in the Registration Statement.
If you have any questions or comments concerning the Registration Statement or desire any additional information, please contact me at (641) 585-6809 or our outside counsel Jonathan B. Levy at (612) 371-2412.

Very truly yours,

WINNEBAGO INDUSTRIES, INC.

By:	/s/ Scott C. Folkers
Scott C. Folkers
Vice President, General Counsel and Secretary